02037340

RE
5-21-02

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

SEC MAIL RECEIVED PROCESSING MAY 22 2002 WASH, D.C. 154 SECTION

dated May 21, 2002

PROCESSED
JUN 11 2002
THOMSON
FINANCIAL

COPENE - PETROQUÍMICA DO NORDESTE S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

Rua Eteno, 1561, Pólo Petroquímico de Camaçari
Camaçari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002

COPENE-PETROQUÍMICA DO NORDESTE S.A..

By: ______________________
Name: Ruy Lemos Sampaio
Title: Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Report of independent accountants on limited review, dated April 18, 2002, together with quarterly information for the period ended March 31, 2002

Exhibit 1

Report of independent accountants on limited review, dated April 18, 2002, together with quarterly information for the period ended March 31, 2002

Report of independent accountants on limited review

April 18, 2002

To the Board of Directors and Shareholders
COPENE - Petroquímica do Nordeste S.A.

1 We have carried out a limited review of the financial statements included in the Quarterly Information of COPENE – Petroquímica do Nordeste S.A. as of and for the three months ended March 31, 2002. These interim financial statements are the responsibility of the Company's management. The limited reviews of the Quarterly Information as of March 31, 2002 of Politeno Indústria e Comércio S.A. (jointly controlled company), which investment represents 2.37% of the total assets of the Company, and Petroflex Indústria e Comércio S.A. (affiliate), which investment represents 0.29% of the total assets of the Company, were conducted by other independent accountants and our report, insofar as it relates to the amounts of these investments and the profit originated from them, is based solely on the reports of the other independent accountants.

2 Our review was performed in accordance with standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Brazilian Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussion with officials responsible for accounting, financial and operating areas of the Company with regard to the principal criteria adopted for the preparation of the Quarterly Information, and (b) a review of the significant information and of the subsequent events which have, or could have, signficant effects on the Company's financial position and operations.

3 Based on our limited review and on the limited reviews carried out by the other independent accountants, we are not aware of any material modification that should be made to the Quarterly Information referred to in the first paragraph for it to be in conformity with the accounting principles determined by the Brazilian Corporate Law applicable to the preparation of the Quarterly Information, consistent with the regulations of the Brazilian Securities Commission (CVM).

4 The Balance Sheet as of December 31, 2001, presented for comparative proposes, was examined by other independent accountants, whose opinion, dated January 11, 2002, included emphasis paragraphs about the Company's challenge of the constitutionality of the Social Contribution tax on profit and the comprehensive operating and corporate restructuring process in which the Company is involved. The Statement of Operations for the three months ended March 31, 2001, presented for comparative proposes, was reviewed by other independent accountants, whose report, dated April 25, 2001, included an exception paragraph because the financial statements of certain jointly controlled companies, the investments in which represented 4.12% of the total assets of the Company as of that date, were not reviewed by other independent accountants. Their report also included an emphasis paragraph about the Company's challenge of the constitutionality of the Social Contribution tax on profit.

5 As mentioned in Note 7 to the Quarterly Information, a lawsuit has been filed by the tax authorities against the Company, which is intended to overturn a higher court decision which definitively exempted the Company from paying the Social Contribution on Net Income (enacted by Law 7,689/88) since 1990. The outcome of this matter cannot presently be determined. In addition to this lawsuit, as mentioned in Note 7 to the financial statements, the employees' labor union has filed a lawsuit to discuss the applicability of Clause 4 of the Collective Labor Agreement, from which Management does not expect significant losses. The Company's Quarterly Information does not include provision for losses for eventual unfavorable outcomes to these processes.

6 As mentioned in Note 17 to the Quarterly Information, the Company is involved in a comprehensive operating and corporate restructuring process, as part of the restructuring process of the Brazilian petrochemical industry, in order to provide for an adequate capital structure and more profitability, competitiveness and scale. The Company may be economically and/or structurally affected by this process.

7 As mentioned in Note 17 to the Quarterly Information, the Company recognized goodwill balances on the acquisition of investments, which are being amortized in accordance with the return period based on the expected future profitability of the investees, as defined in independent appraisal reports and management's financial projections. The continued recording of these goodwill balances and the methods for recording their amortization in the future financial statements are conditioned upon the realization of the projected cash flows, income and expenses used by the appraisers in determining the future profitability of the investees.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" BA

Marco Aurélio de Castro e Melo
Partner
Contador CRC 1SP153070/O-3 "S" BA

COPENE - PETROQUÍMICA DO NORDESTE S.A.

BALANCE SHEETS AS OF MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

ASSETS

	March 31, 2002 (unaudited)	December 31, 2001
CURRENT ASSETS:		
Cash and banks	43,199	8,644
Temporary cash investment	18,928	45
Notes and marketable securities	199,568	328,285
Trade accounts receivable	179,602	200,169
Notes receivable	15,187	12,931
Subsidiaries	4,658	1,511
Inventories	225,424	232,239
Recoverable taxes	149,466	188,714
Other receivables	22,386	20,928
Total current assets	858,418	993,466
NONCURRENT ASSETS:		
Notes receivable		
Related parties	45,827	48,178
Judicial deposits	9,537	9,161
Recoverable taxes	120,325	62,486
Deferred income tax	98,248	78,682
Other	96,789	95,961
Total noncurrent assets	370,726	294,468
PERMANENT ASSETS:		
Investments-		
Subsidiaries	1,508,721	1,536,851
Jointly controlled entities	144,586	171,451
	1,653,307	1,708,302
Other	64,336	82,972
Total	1,717,643	1,791,274
Property, plant and equipment	2,106,740	2,085,323
Deferred charges	311,897	287,573
Total permanent assets	4,136,280	4,164,170
Total assets	5,365,424	5,452,104

The accompanying condensed notes are an integral part of these financial statements.

COPENE - PETROQUÍMICA DO NORDESTE S.A.

BALANCE SHEETS AS OF MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	March 31, 2002 (unaudited)	December 31, 2001
CURRENT LIABILITIES:		
Suppliers	126,984	165,349
Bank loans	594,094	399,122
Foreign notes payable	-	-
Debentures	13,253	26,238
Taxes payable	46,951	59,805
Dividends	12,219	8,557
Other payable	19,882	166,917
Total current liabilities	813,383	825,988
LONG-TERM LIABILITIES:		
Bank loans	1,282,865	1,345,901
Foreign notes payable	348,540	348,060
Debentures	631,498	630,378
Related parties	97,243	55,070
Pension Plan	53,753	53,753
Other	35,575	33,409
Total long-term liabilities	2,449,474	2,466,571
SHAREHOLDERS' EQUITY:		
Updated capital	1,203,921	1,203,921
Capital reserves	715,086	715,086
Income reserves	97,684	97,684
Retained earnings	85,876	142,854
Total shareholders' equity	2,102,567	2,159,545
Total liabilities and shareholders' equity	5,365,424	5,452,104

The accompanying condensed notes are an integral part of these financial statements.

COPENE - PETROQUÍMICA DO NORDESTE S.A.

STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001

(In thousands of Brazilian reais)

(unaudited)

	January 1, 2002 to March 31, 2002	January 1, 2001 to March 31, 2001
GROSS SALES	762,107	976,020
DEDUCTIONS FROM SALES	(176,578)	(205,841)
Net sales	585,529	770,179
COST OF SALES	(506,827)	(658,891)
Gross profit	78,702	111,288
OPERATING (EXPENSES) INCOME:		
Selling	(14,585)	(12,630)
General and administrative	(19,003)	(15,077)
Financial expenses	(89,303)	(140,063)
Financial income	15,438	61,973
Other operating income (expenses) - net	38,672	(5,309)
Total	(68,781)	(111,106)
EQUITY IN INCOME OF SUBSIDIARIES AND AFFILIATES	5,078	2,934
INCOME FROM OPERATIONS	14,999	3,116
NONOPERATING (INCOME) EXPENSES, NET	(77,283)	(234)
INCOME (LOSS) BEFORE INCOME TAX	(62,284)	2,882
BENEFIT (PROVISION) FOR INCOME TAX:		
Provision for income tax and social contribution	(2,913)	(727)
Deferred income tax	19,567	481
Total benefit (provision) for income tax	16,654	(246)
Net income (loss)	(45,630)	2,636
NUMBER OF OUTSTANDING SHARES (THOUSANDS)	1,737,796	1,737,796
NET INCOME (LOSS) PER THOUSAND SHARES	(0.02626)	0.00152

The accompanying condensed notes are an integral part of these financial statements.

1. SUMMARY OF ACCOUNTING PRACTICES

The Quarterly Information (ITR) was prepared in accordance with current Brazilian Corporate Law and supplementary regulations of the CVM (Brazilian Securities Commission), following the same accounting practices adopted in the preparation of the financial statements as of December 31, 2001.

In the preparation of financial statements, the use of estimates is necessary in order to recognize some assets, liabilities and other transactions. Therefore, the financial statements include estimates regarding the determination of the useful lives of the fixed assets, provisions for adjustment of the assets' historical costs to their realization values, provision for income tax and the like that, even though represent the most precise estimates possible, may vary from the real data and amounts.

2. CONSOLIDATED FINANCIAL STATEMENTS

The Company presents attached the consolidated financial statements, which include all of the Company's subsidiaries and jointly controlled companies, and were prepared based on the financial statements of these companies.

The shareholdings in subsidiaries and jointly controlled companies are presented in Note 8.

For a better presentation of consolidated financial statements, the reciprocal shareholdings between the companies of the group were reclassified as treasury stock. These holdings arose from the corporate restructuring described in Note 17. The reconciliation between parent company and consolidated shareholders' equity as of March 31, 2002 is as follows:

	Thousands of R$
Parent company shareholders' equity	2,102,567
Reciprocal shareholding disclosed as treasury stock	(30,565)
Consolidated shareholders' equity	2,072,002

3. TRADE ACCOUNTS RECEIVABLE

Some of Company's customers finance their purchase of petrochemicals through "vendor" arrangements guaranteed by COPENE. On March 31, 2002 the related amount totaled R$117,384 (R$87,848 on December 31,2001), on which no significant losses are expected.

4. INVENTORIES

The Company is performing a study of some of the items in the maintenance material inventories, in order to conclude on their effective usefulness. It is expected that this study will be concluded at the end of the first half of 2002 and will be used as support for the decision on whether to maintain or sell part of these inventories. Up to the moment it is not possible to anticipate the need for provisions.

5. RECOVERABLE TAXES

The main recoverable taxes, monetarily restated principally based on the Joint Settlement Standard of the Brazilian Tax Agencies (SRF/COSIT/COSAR) No. 08 of June 27, 1997 up to December 31, 1995 and since January 1, 1996, based on the Special Liquidation and Custody System (SELIC) interest rate, comprise the following:

	MARCH/2002	DECEMBER/2001
	Thousands of R$	Thousands of R$
Recoverable V.A.T. (*)	50.942	49,371
PIS – Lawsuit No. 2,445 e 2,449/88	53.834	8,302
IPI – Extemporaneous Credits	17.390	16,820
Presumed credits – IPI	17.658	18,522
Withholding Income tax	73.111	64,903
Finsocial	9.635	30,321
ILL – years 1990 and 1991	44.933	44,129
Others	2.288	18,832
	269.791	251.200
Less – Current	(149.466)	(188.714)
Non Current	120.325	62.486

(*) *Not subject to monetary restatement.*

PIS/IPI

As of December 31, 2001, the Company recognized the amounts of R$8,302 and R$16,820 as other operating income. These amounts originated from a judicial decision regarding PIS Decree-Laws 2,445 and 2,449/88 obtained by CPN - Administração de Bens e Imóveis Ltda., a former subsidiary which was merged into Copene in 2000, and to extemporaneous IPI Excise Tax credits, which balances as of March 31, 2002 are R$8,584 and R$17,390, respectively.

Considering the higher judicial decision of the Superior Court of Justice (STJ) regarding the unconstitutionality of Decree-Laws 2,445 and 2,449/88, the definition of the basis of calculation and payment dates for PIS, and the preliminary decision in February 2002 favorable to the Company's positions regarding the right to offset its credits against current PIS/COFINS obligations, the Company recognized as of March 31, 2002, the total amount of R$45,249 as operating income.

FINSOCIAL

On October 10, 1994, the Company obtained a favorable decision regarding this matter and the Federal Court allowed the Company to withdraw 75% of the Finsocial deposits previously paid into court for the period from November 1991 to March 1992. These deposits were withdrawn on October 13, 1994, in the amount of R$5,533.

Most of the credits for the period October 1988 to October 1991 had been recognized in results of operations of previous years up to 1999, under the caption Other Operating Income – Net. Considering that the Company had paid deposits into court for the Finsocial due on Value Added Tax (ICMS) (Note 6), despite the decision against it in that case, the Company requested the courts to offset the deposits against the remaining percentage of 0.5%, and this was done on July 11, 2001 in the amount of R$4,878.

The offset of the remaining amount, monetarily restated, is guaranteed by a majority decision on Special Appeal, in favor of the Company, judged on September 1, 1999. Taking into consideration the favorable pronouncement by the Finance Ministry, as from January 2002, the Company started offsetting these amounts against Cofins tax payable, with the amount of R$9,635 remaining as of March 31, 2002.

TAX ON NET INCOME – ILL

In 1992, the Company requested a court injunction in order to assure the right of nonpayment of the ILL at the rate of 8% on the net income for the base periods 1989 to 1992.

Based on the decision *res judicata* that declared Article 35 of Law No. 7,713 of December 22, 1988 unconstitutional, on July 23, 1997 the Company recovered the related deposits paid into court for the periods from August 1991 to March 1993 (base periods 1991 and 1992), in the total amount of R$7,244.

Amounts relating to the base periods 1989 and 1990 were paid directly to the federal government and, therefore, gave rise to a claim for offsetting them against federal taxes or reimbursement in the amount of R$22,900, which was recognized in income for the year ended December 31,1997 in the caption Other Operating Income - Net. This amount, restated to March 31, 2002, amounts to R$35,540, already confirmed by a court nominated expert accounting witness. The Company also has credits amounting to R$9,393 following the merger with the subsidiary CEMAN – Central de Manutenção Ltda, on March 31, 1999.

In order to obtain the resources as soon as the legal action is judged, the Company requested and obtained a court decision to treat the overpayments (R$ 35,540) as payments in lieu of PIS and Cofins deposits. These latter deposits as of March 31, 2002, amounted to R$27,785 (See Note 6).

On March 6, 2002, the Federal Court of Appeals (TRF) recognized the Company's right to offset the paid amounts, restated as from the payment date, including the use of expunged indexes and the SELIC rate.

6. DEPOSITS PAID INTO COURT

Based on questions as to the legality and constitutionality of certain taxes, the Company has requested court injunctions against such taxation and has paid deposits into court for the related amounts.

The main deposits monetarily restated are:

	MARCH/2002	DECEMBER/2001
PIS/Cofins – to be offset against ILL credits (*)	27,785	27,632
Education allowance and INSS	12,936	12,505
Cofins – to be offset against fines paid on Cofins installments	6,390	6,355
Insurance of work accidents	8,043	7,203
Cofins on financial income	18,753	17,436
Other	6,518	6,847
	80,425	77,978
Less – Provision for loss on above	(70,888)	(68,817)
	9,537	9,161

(*) Note 5.

7. LEGAL ACTIONS

The Company is involved in several legal actions relating to tax, labor and civil issues arising from its normal operations. The major ongoing cases are described as follows:

SOCIAL CONTRIBUTION - LAW No. 7,689/88

In 1992, court deposits of R$41,339 were returned to the Company and subsidiaries pursuant to the decision of the 6th Federal Court, which decided in favor of the Company in its suit against the Federal Government relating to the Social Contribution on Net Income.

However, in November 1993 the Federal Government filed a reversal action to revoke such decision. On October 18, 1994, the Federal Court of Appeals for the 1st Region decided the reversal action in favor of the Federal Government by a majority of only one vote.

Consequently, in 1996 the Company filed a Special Appeal to the Superior Court of Justice –(STJ), and an Extraordinary Appeal to the Federal Supreme Court –(STF). The latter was not accepted and the Company filed a motion for review, which is pending the outcome of the decision by the STJ. According to the Company's lawyers, the Extraordinary Appeal will eventually be accepted and forwarded to the STF.

On October 20, 1997, based on majority votes, the Special Appeal was rejected. As a consequence, the Company interposed a Divergence Embargo, which was admitted on March 24, 1998 and not recognized by the Special Court on February 20, 2002, since the court accepted a procedural preliminary action brought by the Federal Government in response to the company's Special Appeal, which eliminated any further judgement regarding either the merit and other preliminaries. Up to the moment, the Company is waiting the public announcement of this decision in order to perform the proper legal action that will overcome the aforementioned procedural preliminary action.

The lawyers who represent the Company, based on prior jurisprudence and on opinions issued by eminent legal counselors, believe that there are good possibilities of success by the Company.

Additionally, the legal opinion of eminent legal counsel is conclusive as to the specific case of the lawsuit of the Company. Even if the final decision is against the Company, their opinion is that the above-mentioned contribution will be due only from the date of the publication of this decision as *res judicata*, i.e., after the final decision on the appeals to the STJ and to the STF.

It is important to mention that the discussion regarding the above-mentioned legal action is solely limited to the constitutionality of the Law that established the Social Contribution on Net income, which does not include eventual retroactive effects originating from the decision.

An unfavorable decision to the Company in this process would affect it only from the date of the publication of the final decision on the rescinded appeal. Consequently, the Company did not make any change in relation to corporate and tax procedures then in effect, i.e., no provision has been established since the base year 1992.

Should the Federal Government, after a possible decision unfavorable to the Company becomes *res judicata*, demand payment of that contribution retroactively to the years prior to the date of the publication of the final decision on the rescissory action, this would be contrary to the expert legal opinions. In this case, the exposure relating to the five years prior to March 31, 2002, i.e., as from April 1, 1997, and updated based on SELIC interest rate, but excluding the fine for late payment, would be approximately R$108,795 (R$88,693 on March 31, 2001). R$1,157 of this total was generated during the first quarter of 2002.

PIS/COFINS – LAW No. 9,718/98

In February, 1999, the Federal Government made certain alterations to the tax legislation including an increase in the basis of calculation of PIS and Cofins contributions.

Considering the increase in the basis of calculation as unconstitutional, the Company filed a lawsuit against the National Treasury, requesting the right not to pay these taxes on the increased basis, obtaining a favorable preliminary injunction which requires court deposits of the amounts of Cofins in question but does not require deposits for PIS. The amounts related to the period ended March 31, 2002 are R$4,261 for PIS and R$19,667 for Cofins (R$3,746 for PIS and R$17,285 for Cofins on December 31, 2001), which are being charged to Operating Expenses.

ELETROBRÁS

In December 1998, COPENE and other large corporate consumers of electrical power filed a lawsuit against Centrais Elétricas Brasileiras S.A. (Eletrobrás) seeking to obtain the monetary restatement of amounts paid as Compulsory loans from 1977 to 1993, using indexes which reflect the inflation incurred during the period and, as a consequence, recalculation of the number of shares into which the loans were converted at the Extraordinary Shareholders' Meetings of Eletrobrás for this purpose, as well as the difference in the amounts paid as annual interest of 6% per year on the loans over the aforementioned period.

CLAUSE 4 OF COLLECTIVE LABOR AGREEMENT

On September 19, 2001, the Federal Supreme Court (STF) ruled in favor of the Extraordinary Appeal filed by the Petrochemical Workers Union of the State of Bahia (Sindiquímica), to which the Company's employees are affiliated, against the Chemical Industry Union of Camaçari, Candeias e Dias D'ávila (Sinpeq), of which the Company is a member. This legal action questions whether clause 4 of the Labor Agreement signed by the parties takes precedence over economic policy law, specifically the so-called

Collor Plan in 1990. Clause 4 determined that the workers' wages would be monetarily restated monthly by 90% of the Consumer Price Inflation Index –(IPC).

After a highly disputed decision, the second STF panel decided, by 3 votes to 2, that the Labor Agreement should prevail over the economic policy law. This is an isolated decision that goes against the understanding of various other STF panels and decisions in plenary sessions of the STF. The decision is not final and is still subject to appeal in the STF itself immediately after its publication. The decision does not specify the amounts involved in the lawsuit, thereby making any comment regarding the amount involved speculative and premature.

Sinpeq's legal advisors, based on conflicting jurisprudence and on opinions issued by an eminent legal counselor, believe that the ultimate outcome will be favorable to Sinpeq's members.

In the light of the above and of the possibility of a favorable outcome on appeal, as well as the impossibility of measuring the amounts involved in the lawsuit, the Company did not change its position on the accounting for the case and consequently did not accrue any provision for losses.

OTHER CLAIMS

Other claims include claims for material and/or moral damages pending court judgement. The main claim related to shareholders' rights was decided against the Company and was the subject of a Reversal Action to revoke the decision. The Company obtained the right to postpone the settlement until a final decision on the Reversal Action. These claims involve obligations in the approximate amount of R$30,000.

Additionally, the Company is party to a number of demands by employees, which represent claims in the total amount of approximately R$15,000 as of March 31, 2002.

Based on assessment of these claims and legal precedents, management believes the outcome will not have any material impact on the Company's financial position and, therefore, did not recognize any provision in the financial statements.

8. INCOME TAX

a) EXEMPTION

On May 02, 2001, the Company filed with the Northeast Development Agency (SUDENE) a request for a 75% income tax rate reduction as from January 1, 2002 on profits from the sales of basic petrochemicals and utilities. The request is still under analysis. If the request is rejected, the Company may obtain a Declaration (constitutive report issued by the National Integration Ministry) authorizing the right of reduction of

37.5%, 25% and 12.5%, resulting in the rates of 15.62%, 18.75% and 21.87% for the calendar years of 2002 and 2003, from 2004 to 2008 and from 2009 to 2013, respectively.

For sales of DMT (dimethyl terephthalate), the Company already has the Declaration that is applicable from January 1, 2001 until December 31, 2013 for the reduced rates of 15.62%, 18.75% e 21.87%.

The benefits of the income tax exemption/reduction are credited to a Capital Reserve with a corresponding charge to the income statement.

b) DEFERRED TAXES

The Company has recognized deferred assets and liabilities arising from temporary differences and tax losses, in accordance with the Ibracon standard on Accounting for Income Tax and Social Contribution, which was approved by the CVM in Deliberation No. 273, issued on August 20, 1998.

Major components of the net deferred income tax asset are as follows:

	MARCH/2002	DECEMBER/2001
Assets:		
Tax loss carryforwards	12,660	13,911
Amortization of goodwill, net	20,087	11,991
Effects of Law No. 8,200/91	7,609	7,609
Provision for loss on investments	25,541	13,733
Taxes accrued and not paid	18,939	18,025
Actuarial evaluation – CVM Deliberation 371/00	13,438	13,438
Other	(26)	(25)
	98,248	78,682

The amount reported as income tax (expense) benefit in the statements of operations is reconciled to tax expense at the statutory federal income tax rate as follows:

	MARCH/2002	MARCH/2001
Income (loss) before income tax and profit Sharing	(62,284)	2,882
Income tax at statutory rate (25%)	15,571	(721)
Tax effects on -		
Shareholders equity	1,270	733
Non deductible expenses	(193)	(248)
Other	6	(10)
Total	16,654	(246)

Management believes that the realization of deferred tax assets arising from tax loss carryforwards, which are not subject to the statute of limitations, will take place as consequence of the restructuring process described in Note 17, but mainly after the income tax exemption expires, i.e., starting in calendar year 2002, as described in letter "a".

9. DIVIDENDS

At a meeting to be held on April 24, 2002, the Administration Council will decide about the management proposal of payment of interim dividends, for the first quarter of fiscal year 2002, based on retained earnings for the period ended December 31, 2000, so that they are not subject to withholding income tax. Consequently, on March 31, 2002, an accrual for dividends in the amount of R$11,347 (R$19,985 on March 31, 2001) was recorded, at R$10.40 per group of 1,000 common and preferred Class "A" and "B" shares (R$11.50 on March 31, 2001 per group of 1,000 common and preferred Class "A" and "B" shares).

10. PRIVATIZATION PROGRAM

The privatization program foresaw a bid for the sale of 283,319,990 preferred "A" shares held by Petrobrás Química S.A. - PETROQUISA (Government Company). On March 13, 1998 the program was extinguished and these shares were transferred to the National Privatization
Fund –(FND).

11. FINANCIAL INSTRUMENTS

Considering the terms of CVM Instruction no. 235/95, the Company compared the book values of its assets and liabilities in relation to their market values, concluding that the balances are adequate, due to the reasons described below:

(a) Notes and Marketable Securities--Represented by temporary cash investments at fixed rates, stated at cost plus interest accrued to the balance sheet date, reduced by provision for loss, if necessary, thereby reflecting the market value.

(b) Related Parties and Shareholders--Related to contractual intercompany operations, seeking to meet cash flow needs of related companies. Remunerated at market rates.

(c) Notes Receivable – Short and Long-term--Related to disposal of investments. The book values were determined using contractual interest rates, which reflect the financial market value.

(d) Current and Long-term Loans, Foreign Notes and Debentures--Book value was determined using contractual interest rates with financial institutions, which reflect the financial market value, considering the conditions and nature of these operations and the size of the Company, among other factors.

Since the Company operates in the international market, where it obtains funding for its operation and investments, it is exposed to market risks related to variations of foreign currency exchange rates and international interest rates. In order to be protected against the currency variations on the Company's bank loans expressed in U.S. Dollars, the Company, from 1997 until now, had hedged such against devaluation of the Brazilian currency, when the debt was unrelated to export finance of its products. U.S. Dollar bank loans linked to export sales had been considered as a natural protection (hedge), since they are effectively compensated by accounts receivable in the same currency.

Because of the current economic world situation and because part of the funding necessary to liquidate the bridge loans is through contracts of Pre-paid Exports, the Company decided to modify its hedge policy as from December 31, 2001. The policy now will be to maintain hedge coverage of principal and interest settlements maturing within the next 12 months for (i) 60% of the total debt in US$ Dollars related to exports (trade finance), excluding Advances on Currency Contracts (ACCs) with remaining maturity of up to 6 months and Advance on Export Contracts (AECs); and (ii) 75% of the total debt in U.S. Dollars unrelated to exports (non-trade finance). Consequently, a minimum of 60% of the Company's debt in US$ Dollars with maturity date in the next 12 months would be covered by risk managment instruments.

The Company has different kinds of currency risk managment instruments, some of them using available cash. The most common transaction using available cash adopted by the Company is debt assumption and foreign currency cash investments (Deposit Certificate, International Funds, Time Deposits and Over). The most common risk management instruments without using available cash are swap transactions (exchange of US$ Dollar for Interbank Deposit Certificate (CDI) rate) and derivative options (selling of Put options and purchase of Call options).

On March 31, 2002, the Company has pending swap contracts with face value of US$132,000 with due dates between June 3 and December 23, 2002, to reduce the impact of any devaluation of the Brazilian Real. These contracts are summarized as follows:

Financial Institution	Contract Date	Face Value (US$ thousands)	Company's Index	Financial Institution's index	Due Date	Unrealized profit (loss) on March, 31, 2002
Swap Contracts -						
BBA Creditanstalt S.A.	10.31.01	50,000	EV + 5.99% p.y.	100% of CDI	10.28.02	(26,882)
ABN AMRO Bank.	12.18.01	35,000	EV + 4.40% p.y.	100% of CDI	12.13.02	(3,856)
ABN AMRO Bank.	12.28.01	7,000	EV + 3.40% p.y.	100% of CDI	12.23.02	(543)
ABN AMRO Bank.	03.25.02	40,000	EV – 2.35% p.y.	100% of CDI	06.03.02	(1,315)
Total		132,000				(32,596)

EV – U.S. Dollar exchange variation.

The total amount of swap operations and other assets in US dollars represents approximately 28% of total loans and foreign notes on March 31, 2002.

12. DEBENTURES

On October 1st, 2001, the Company realized the 10th issue of 6,250 nominative, registered, non-convertible debentures, with floating guarantee. The issue was totally subscribed and realized in two series, which had the following characteristics:

	Number Of Notes	Unit Cost (whole R$)	March/2002 Total
1st series	4,108	100,000.00	410,800
2nd series	2,142	103,033.83	220,698
Non-current liabilities			631,498
Current liabilities (*accrued interest*)			13,253

	1st Series	2nd Series
Face value	R$ 100	R$ 100
Issue date	October 1st, 2001	October 1st, 2001
Final Due	October 1st, 2006	October 1st, 2006
First remuneration period-		
Duration	36 months after the issue date	36 months after the issue date
Remuneration	110% of CDI	IGPM + 13.25% per year
Payment Periodicity	Semiannual, from April, 2002	Annual, from October, 2002

At the end of the first remuneration period, the Company and the debenture-holders should renegotiate the terms for remuneration of the subsequent period. The Administrative Council will establish the terms and conditions of remuneration for the subsequent period. The Company is committed to acquire the debentures from those debenture-holders that disagree with the terms established by the Administrative Council for the following period.

13. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On October 20, 1998, the Company obtained a level two registration with the U.S. Securities and Exchange Commission ("SEC") and on December 21,1998 started trading ADRs (American Depositary Receipts) on the New York Stock Exchange (NYSE) as follows:

- Type of shares: preferred class "A".
- Each ADR represents 50 (fifty) preferred "A" shares.

- The shares are negotiated as ADRs, under the code "PNE" at NYSE.
- Depository Bank overseas: Citibank N.A. –New York branch.
- Custodian bank in Brazil: Banco Itaú S.A.

14. SHAREHOLDERS' EQUITY

a) Capital Stock

As of March 31, 2002, the capital stock is represented by shares without par value, as follows:

	Authorized and Unpaid capital	Paid-up capital	Total
Common shares	548,266	646,693	1,194,959
Preferred shares -			
Class "A"	322,776	1,134,265	1,457,041
Class "B"	22,532	11,458	33,990
Total	893,574	1,792,416	2,685,990

Preferred shares are not convertible into common shares and do not carry voting rights, but have priority to a minimum non-cumulative annual dividend of 6%, depending on the availability of income for distribution. Only the preferred "A" shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preferred shares. The preferred "A" shares also have equal rights with the common shares to receive share dividends arising from the capitalization of other reserves. The preferred "B" shares, subsequent to the expiration of the period of non-convertibility as foreseen in special legislation, may be converted into preferred "A" shares, at any time, according to the following ratio: 2 (two) preferred "B" shares to each preferred "A".

Shares subscribed with FINOR funds (preferred "B" shares) do not carry preferential rights in the event of new share subscriptions.

In the event of dissolution of the Company, the preferred "A" and "B" shares have priority to capital reimbursement.

Shareholders have the right to a mandatory minimum dividend of *25%* of net income, computed in accordance with the terms of the Brazilian Corporate Law.

As described in the Memoranda of Understanding for Shareholder's Agreements signed by (i) Odebrecht Química S.A., Petroquímica da Bahia S.A., Petros – Fundação Petrobrás de Seguridade Social and Previ – Caixa de Previdência dos Funcionários do Banco do Brasil and (ii) Odebrecht Química S.A., Petroquímica da Bahia S.A. and

Petrobras Química S.A. – Petroquisa, on July 20 and July 3, 2001, respectively, the Company must distribute dividends in a percentage not lower than 50% of available net income of each year, as long as remaining reserves are sufficient to maintain efficient operations and development of the Company's business.

According to the terms of the contract for the 10th issue of debentures and of the Export Prepayment Credit Agreement, the payment of dividends on common shares, interest on own capital or any other kind of profit sharing is limited to the greater of 50% of net income or to 6% of the combined unit values of class "A" and class "B" preferred stocks.

In accordance with the Company's statutes, the Company may pay interest on its own capital to its shareholders, within the terms of Article 9, paragraph 7 of Law No. 9,249 of December 26, 1995. Interest, when paid or credited, will be considered as part of the priority dividend on preferred shares as well as part of the minimum dividends requirement.

b) Shares held in treasury

At the Shareholders' meeting, held on December 2, 1997, the Administration Council authorized the Company, within the terms of CVM Instruction No. 10/80, as changed by CVM Instruction No. 268/97, to acquire its own shares to be held in treasury, up to the limit of 76,857,156 Class "A" preferred shares.

Up to December 31, 1999, the Company had acquired on the stock exchange 55,520,000 class "A" preferred shares, in the total amount of R$17,576.

In the year 2000, 900,000 shares were disposed in the total amount of R$565, on which a net gain of R$280 was obtained and credited directly to the Shareholders' Equity - Capital Reserve.

On March 31, 2002 the Company held in treasury 54,620,000 class "A" preferred shares for the total amount of R$17,291. The value of these shares, based on the average quotation of the trading day, is R$29,195.

c) Retained Earnings

The proposal to maintain the balance of the retained earnings is intended to ensure the availability of funds for future settlement of the obligations assumed as a result of the expansion project, and in compliance with the terms of the contract for the 10th issue of debentures and of the Export Prepayment Credit Agreement, as well as for acquisitions of treasury stock, as described in Notes 12, 14a and 14b.

15. INSURANCE

COPENE has "All Risks" insurance coverage for losses caused by physical damages and by business interruption resulting from fire, explosion, machinery or electrical damages; 90% of the Company's insurance coverage is reinsured in the international reinsurance market.

This insurance policy is effective from November 30, 2001 to November 30, 2002 and renewable at the end of the coverage period.

The value at risk insured amounts to US$ 2.3 billion, however the maximum amount of indemnities totals US$1.5 billion, with compulsory self-insurance for the first US$5 million of losses.

Business interruption insurance coverage is also maintained to cover fixed expenses, including net financial expenses, up to US$279.6 million. This insurance was made to cover losses from stoppages originating from physical damages, extending beyond sixty days or from which losses are over US$20 million. The stoppage period under the policy is up to twenty-four months.

16. PENSION PLAN – PETROS

The Company sponsors a defined benefit pension plan for its employees. This plan is managed by the Fundação Petrobras de Seguridade Social (Petros). Its main objectives are to complement retirement benefits provided by the government and to implement social assistance programs supported by the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to Petros based on employees' monthly remuneration.

On March 06, 2002, the Administration Council authorized the recognition of the Beneficiaries Segregation Agreement to be signed between the Company, PETROS and the other co-sponsors of the PETROS benefits pension plan.

The segregation of beneficiaries of the PETROS Plan, approved by the Council of Trustees and the Administrative Council of Petrobras, was based on the equity position of Petros as of April 30, 2001. Petrobras employees represent approximately 90% of the beneficiaries whose funds are managed by Petros. The equity position determined on that date was divided among the sponsors proportionally to the mathematical reserves calculated by the independent actuaries STEA - Serviços Técnicos de Estatística e Atuária Ltda. for each sponsor. Starting from May 1, 2001 the accounting records have been kept individually by sponsor. For this purpose, the funds under management were transformed into quotas of R$1.00, which change in accordance with new contributions or benefit payments for each sponsor's beneficiaries and share in the results of the overall investments program of Petros.

In accordance with CVM rule No. 371, which approves Ibracon's standard No. 26 related to " Accounting for Employees Benefits", the company decided to recognize the cumulative actuarial deficit for the plan through December 31, 2001 as a prior year adjustment charged against 1994 retained earnings, as follows:

	Company	
	Own	Affiliated
Actuarial Liability -		
Actuarial Obligation at present value	212,707	63,907
Fair value of plan's assets	158,954	59,120
	----------	---------
Net liability accrued	53,753	4,787
	=====	=====

The values shown above are based on the independent actuary's report, dated January 15, 2002. Subsequently, PETROS' independent auditors, on January 31, 2002, issued an unqualified opinion.

17. CORPORATE RESTRUCTURING

a. Auction

The Mariani and the Odebrecht Groups, through Nova Camaçari Participações S.A., were the winners of the auction of the so-called Econômico S.A. Empreendimentos Assets (ESAE Assets), held in the city of São Paulo on July 25, 2001. As a result, Nova Camaçari acquired control of Norquisa, which, in turn, controls Copene.

In order to maximize the value of the ESAE Assets in the auction, the Brazilian Central Bank, as Liquidator of the Banco Econômico, structured the so-called Protocol Group (Econômico, Mariani and Odebrecht Groups) to sell the ESAE Assets jointly with a block of assets of the members of the Protocol Group, which included their respective shareholdings in Norquisa. The Brazilian Central Bank then announced two auctions for the sale of the package of shareholdings, in December 2000 and March 2001, both of which were inconclusive.

The 3rd auction had as its objective the sale of 100% of the ESAE Assets for the minimum price of R$785,000. The winner of the 3rd auction, upon buying ESAE, was obliged to respect the tag along rights of the remaining members of the Protocol Group and of the shareholders' agreement of Conepar - Companhia Nordeste de Participações. As a result, under the rules of the 3rd auction, Nova Camaçari acquired, through the exercise of the tag along right of sale, 31.92% and 11.76% of Conepar's capital, held indirectly by the Odebrecht and Mariani Groups, and by BNDESPAR, respectively, and now holds 100% of Conepar's capital. Furthermore, by the exercise of the joint right of sale held by companies controlled by the Odebrecht and Mariani Groups, Nova Camaçari acquired 100% of the capital of Proppet S.A.

Initially, BNDESPAR gave Nova Camaçari a purchase option on its shares in Conepar in exchange for a pledge on a Certificate of Bank Deposit in the total amount equivalent to the acquisition value, R$164,000. Nova Camaçari executed the purchase option on September 27, 2001 (see item g below).

Conepar, in turn, controls Polialden Petroquímica S.A. (66.67% of voting capital and 42.64% of total capital) and has a significant shareholding in Politeno S.A. Indústria e Comércio (35.00% of voting capital and 30.99% of total capital), both second-generation operational companies, producers of thermoplastic resins.

b. Cost of Investments

With the amounts paid in the 3rd auction and those resulting from the exercise of the rights of joint sale ("tag along"), and subsequent capital subscription in Proppet S.A., a premium of R$ 1,288,941 was recorded on these acquisitions, as set out below:

Assets	% total capital	Sellers	Amount	Investment	Premiuml
ESAE (1)	100.00	Banco Econômico	785,000	87,570	697,430
Rights of joint sale (tag along)-					
Intercapital (1), (2)	100.00	Nova Odequi/Pronor/CBP	444,980	47,720	397,260
Proppet	100.00	Nova Odequi/Nitrocarbono	51,136	-	51,136
Total paid			1,281,116	135,290	1,145,826
Conepar shares (3)	11.76	BNDESPAR	167,770	24,655	143,115
Total amount			1,448,886	159,945	1,288,941

(1) ESAE and Intercapital held, respectively, 56.31% and 31.92% of total Conepar capital.
(2) Minimum values calculated in proportion to the ESAE value.
(3) Transaction concluded on September 27, 2001.

The premiums paid were recorded as goodwill, are based on the future profitability of the underlying companies, and will be amortized on the straight line basis over ten years, as from August 1, 2001, in accordance with the yearly projections of future profitability set out in the appraisal report issued by independent appraisers, as mentioned in item (e) of this Note. The amortization may be revised periodically according to changes in circumstances. The goodwill paid on the acquisition made on September 27, 2001, from BNDESPAR, is being amortized as from October 1st, 2001.

c. Funding of the purchase price

The immediate principal funding of the payment of the consideration for the assets acquired in the auction or otherwise in connection with the auction of the ESAE Assets was through bridge loans to Nova Camaçari from Banco ABN Amro Real S.A. ("ABN AMRO") and Citibank S.A. ("Citibank"), and subsequently with ING Bank N.V, in the total amount of R$1,201,363. This funding ended on December 28, 2001 and was substituted on the same date by the 10th issue of debentures, in the amount of R$625,000, and also by Export Prepayments of US$250,000 thousand.

The remaining funds, R$226,562, were obtained through a Private Financing Instrument from companies within the controlling groups with remuneration based on the same terms as those of the Bridge Loan, i.e., the lower of 25.16% per year or 108.5% of the CDI rate per year.

d. Non-operational Assets

Within the context of the 3rd auction, Odebrecht Química acquired 23.69% of the common shares of Norquisa held indirectly by Polialden for R$241,942. This amount is proportional to the consideration arising from the exercise of the rights of joint sale (tag along) by Trikem and Pronor paid on demand in cash. The sale of these shares resulted in a gain of R$141,825 by Polialden.

This transaction eliminated the potential mutual shareholdings between Copene and Nova Camaçari that could have arisen upon Nova Camaçari's subsequent purchase by Copene. It also substituted non-operating assets of Nova Camaçari (shares in Norquisa) with cash available for funding of operations.

e. Acquisition of Nova Camaçari by Copene

Based on the authorization by Copene's Administrative Council on July 24, 2001, Copene acquired Nova Camaçari after the 3rd Auction for the symbolic amount of R$100 (one hundred reais), giving rise to negative goodwill of R$45,949 on the acquisition. With this transaction, Copene acquired assets which Nova Camaçari had previously acquired in the context of the Auction - ESAE, Intercapital, the direct shareholding of BNDESPAR in Conepar (see comments in item (a) above) and Proppet - as well as the respective funding, in the amount of R$1,417,512.

The amount paid for the acquisition of these investments is supported by economic-financial appraisal reports prepared by independent appraisers.

The purchase of these assets (Northeast Assets) by Copene was approved by the Copene Administrative Council meeting on July 24, 2001. The terms of approval stipulated that, after Copene acquired Nova Camaçari, an investment bank would independently appraise the cost of Nova Camaçari for the purposes of adjusting the price paid by Copene, if applicable. The bank selected, Unibanco, prepared its appraisal using the same projections of resin and raw material prices and of macroeconomic indicators used in formulation of the discount rate used in the independent appraisals of Nova Camaçari. The remaining hypotheses and the methodology used to obtain the discount rate were selected by the bank.

This evaluation presented a result compatible with the other evaluations, and was approved during an Administrative Council meeting on December, 18, 2001.

f. Upstream Mergers

On September 13, 2001, the Company publicly announced the terms, conditions and justifications for the corporate restructuring which it intends to carry out with the upstream merger and extinction of Nova Camaçari, Intercapital and Proppet into Copene. The mergers will be based on the book values of their respective Shareholder's Equity balances as attested to by qualified experts.

The Extraordinary Stockholders' General Meeting of September 28, 2001, approved the complete merger of Nova Camaçari , Intercapital and Proppet, based on values documented in the respective appraisal reports of their Shareholder's Equity balances issued by qualified experts.

The reports of the qualified experts show the net assets of Nova Camaçari, Intercapital and Proppet in accordance with accounting principles determined by Brazilian corporate legislation, based on their Balance Sheets as of August 31, 2001, as set out below:

	Nova Camaçari	Intercapital	Proppet
ASSETS:			
Current	166,793	1	47,783
Noncurrent	-	-	3,430
Permanent assets-			
Investment-			
Cost	184,775	66,922	1,918
Goodwill	1,136,507	-	-
Property, plant and equipment	-	-	181,409
Deferred charges	21,468	-	15,265
	1,509,543	66,923	249,805
Less-			
LIABILITIES:			
Current	1,494,854	-	125,486
Long-term liabilities	-	-	124,304
Net assets to be merged into Copene	14,689	66,923	15

No goodwill or negative goodwill resulted from the mergers because the mergers were carried out at book values as of August 31, 2001.

The assets to be merged into Copene include Nova Camaçari's goodwill arising from the shareholdings acquired in the Auction of July 25, 2001. This goodwill, in the total amount of R$1,270,073, net of the amortization of R$18,868, relates to Nova Camaçari's shareholdings in ESAE, Intercapital and Proppet. On August 31, 2001 Nova Camaçari had subscribed and paid in capital in Proppet S.A. in the total amount of R$27,616, recognizing goodwill of R$27,601 as a result. As discussed in item (b) of this Note, the economic basis of this goodwill is the future profitability of the operations of the companies acquired. Based on current tax legislation, this goodwill is expected to generate income tax benefits, at present value in the local currency equivalent of US$50.1 million (R$116,412 on March 31, 2002).

These mergers are the first phase of a wider restructuring which, in the future, will result in the merger of other companies into Copene. Savings and other benefits are expected to be generated by this restructuring which will create a new Copene. The present value of cost savings and tax benefits resulting from the operational and tax synergies of this restructuring are estimated at the local currency equivalent of US$317.6 million (approximately R$737,975 on March 31, 2002), which will have a favorable impact on Copene's future profits.

g. Acquisition of Conepar's Shares

Continuing the corporate restructuring process mentioned above, on September 27, 2001, Nova Camaçari and BNDES Participações S.A. – BNDESPAR signed a Purchase and Sale Contract of Shares with Guarantee. This contract provided for the acquisition of 1,000,000,000 (one billion) class "B" preferred nominative shares of Conepar, for the total price of R$163,997 calculated on July 27, 2001, which, monetarily restated up to September 27, 2001, totaled R$167,770. R$143,115 of this amount refers to goodwill.

The principal amount of the debt arising from this contract will be paid to BNDESPAR in a single installment, on August 15, 2006. Interest will accrue on this debt at the Long Term Interest Rate (TJLP) set by the Central Bank, plus a 4% per year spread.

BNDESPAR has the option of converting the credit related to this contract, at due date, into class "A" preferred stock of Copene.

18. INVESTMENTS IN SUBSIDIARIES, JOINTLY CONTROLLED AND AFFILIATED COMPANIES

In 2001, the Administration Council of the jointly controlled company Norcell S.A. decided to conduct an operational restructuring of the company and its subsidiaries Copener Florestal Ltda. and Sociedades por Conta de Participação – SCPs. It was derived from the conclusion regarding the unfeasibility of the cellulose production project. The restructuring objectives are:

- Operational focus on complying with the wood supply contracts in effect until December 2011, for which the present value of revenues is estimated at R$138,000.

- Maintenance of lands and forests

- Sale of land not useful for eucalyptus cultivation

- Sale of residual forests used only for production and energy generation.

- Sale of equipment for forest exploration

- Proposal for leasing the assets of Norcell and its subsidiaries to the Klabin Group. Up to the moment, the proposal has not been finalized.

In the light of the aforementioned facts, the realization of the assets related to intercompany loans, investments, property, plant and equipment and deferred charges depend on the success of the future operations resulting from the restructuring process.

The Company performed preliminary studies in order to recognize its assets based on their realization values and, as a consequence, recorded a provision for loss in the amount of R$25,000.

The main information regarding the investments in subsidiary, jointly controlled and affiliated companies are as follows:

DIRECT INVESTMENTS IN SUBSIDIARY, JOINTLY CONTROLLED AND AFFILIATED COMPANIES

	Base Date	Shares or quotas held by Copene: Common shares or quotas	Shares or quotas held by Copene: Preferred	Copene's share of the paid-up Capital (%)	Updated paid-in Capital	Adjusted Shareholders' Equity	Adjusted Net Income (Loss)
March 2002-							
Subsidiary companies-							
Copene Monômeros Especiais S.A. (b)	03.31.2002	613,305,957	70,087,190	87.24	87,899	104,552	1,776
Tegal Terminal de Gases Ltda.	03.31.2002	19,814,247	-	82.00	65,442	36,821	(1,630)
CPN Incorporated Ltd. (b)	03.31.2002	95,000	-	100.00	221	36,886	(1,530)
CPN Distribuidora de Combustíveis Ltda(c)	03.31.2002	354,210	-	100.00	3,542	3,542	-
Conepar Companhia Nordeste de Participações	03.31.2002	2,351,560,084	1,361,778,474	43.69	138,462	231,182	4,037
ESAE – Econômico S. A. Empreendimentos	03.31.2002	2,789,675,559	-	100.00	625,211	129,837	2,337
Proppet Overseas Ltd.	02.28.2002	2	-	100.00	-	-	-
Jointly Controlled companies-							
Cetrel S.A. Empresa de Proteção Ambiental (b)	03.31.2002	174,188	-	18.46	94,359	58,040	(1,731)
Codeverde Companhia de Desenvolvimento Rio Verde (c)	03.31.2002	9,285,536	-	35.39	39,681	39,560	-
Norcell S.A.	02.28.2002	48,912,114	44,465,558	88.42	149,630	150,102	1,925
Affiliated company-							
Petroflex Indústria e Comércio S.A. (a)	02.28.2002	95,185,514	46,411,964	20.12	148,854	78,231	409

(a) Financial statements audited by other independent accountants.
(b) Shares or quotas with no par value.
(c) Companies in pre-operational stage.

Note: The companies presented above are the direct investments held by the Company.

DIRECT INVESTMENTS ROLLFORWARD

(In thousands of Brazilian reais)

	Subsidiary companies					
	Nova Camaçari Participações S.A. (*)	Copene Monômeros Especiais S.A.	Tegal Terminal de Gases Ltda.	CPN Incorporated Ltda.	CPN Distribuidora de Combustíveis Ltda.	Sub-Total
BALANCES AS OF DECEMBER 31, 2001	(44,034)	95,623	28,113	38,362	3,542	121,606
Investment acquisition costs	-	-	3,273	-	-	3,273
Dividends received and receivable	-	(4,668)	-	-	-	(4,668)
Amortization of goodwill – Net	1,149	-	-	-	-	1,149
Equity adjustments	-	1,518	(1,192)	(1,476)	-	(1,150)
BALANCES AS OF MARCH 31, 2002	(42,885)	92,473	30,194	36,886	3,542	120,210

	Subsidiary companies – (continuation)			
	Intercapital Partcipações S.A. (*)	Conepar S.A.	ESAE - Econômico S. A. Empreendimentos	Total
BALANCES AS OF DECEMBER 31, 2001	380,708	238,667	795,870	1,536,851
Investment acquisition costs	-	-	-	3,273
Dividends received and receivable	-	-	-	(4,668)
Amortization of goodwill - Net	(9,931)	(3,578)	(17,436)	(29,796)
Equity adjustments	-	1,874	2,337	3,061
BALANCES AS OF MARCH 31, 2002	370,777	236,963	780,771	1,508,721

(*)The amounts presented as of March 31, 2002 represent only the net goodwill or negative goodwill.

	Jointly Controlled companies				Affiliate
	Norcell S.A.	Cetrel S.A. Empresa de Proteção Ambiental	Codeverde Companhia de Desenvolvimento Rio Verde	Total	Petroflex Indústria e Comércio S.A.
BALANCES AS OF DECEMBER 31, 2001	130,467	12,120	12,500	155,087	16,364
Provision for loss in investment	(25,000)	-	(3,595)	(28,595)	-
Amortization of goodwill	-	(54)	-	(54)	(233)
Equity adjustments	2,254	(320)	-	1,934	83
BALANCES AS OF MARCH 31, 2002	107,721	11,746	8,905	128,372	16,214

19. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

BALANCES WITH SUBSIDIARY, JOINTLY CONTROLLED , AFFILIATED AND RELATED COMPANIES

	ASSETS					
	Current			Non Current		
	Accounts receivable	Loans	Notes receivable	Advances for capital increase	Loans	Notes receivable
Subsidiaries:						
Copene Monômeros Especiais S.A.	2,609	-	-	-	-	-
Tegal Terminal de Gases Ltda.	-	-	-	1,925	-	-
CPN Incorporated Ltd.	32,181	4,658	-	-	-	-
Polialden Petroquímica do Nordeste S.A. (a)	13,818	-	-	-	-	-
Proppet Overseas Ltd.	-	-	-	-	2,497	-
Jointly Controlled:						
Cetrel S.A. Empresa de Proteção Ambiental	9	-	-	2,662	-	-
Codeverde Companhia de Desenvolvimento Rio Verde	-	-	-	333	-	-
Politeno Industria e Comércio S.A. (b)	10,406	-	-	-	-	-
Affiliate:						
Petroflex Indústria e Comércio S.A.	13,449	-	-	-	20,641	-
Related:						
Ciquine Companhia Petroquímica do Nordeste S.A.	9,930	-	-	-	-	-
Trikem S.A.	16,456	-	15,187	-	-	90,835
EDN Estireno do Nordeste S.A.	228	-	-	-	-	-
Polibrasil S.A. Indústria e Comércio	11,705	-	-	-	-	-
Isopol Petroquímica S.A.	2,824	-	-	-	-	-
Petrobras Petróleo Brasileiro S.A.	1,635	-	-	-	22,564	-
Petrobras Distribuidora S.A.	1,842	-	-	-	-	-
Nitrocarbono S.A.	3,562	-	-	-	-	-
OPP Polietileno S.A.	9,103	-	-	-	-	-
Oxiteno do Nordeste S.A.	4,367	-	-	-	-	-
Other	-	-	-	-	125	-
Total as of March 31, 2002	134,124	4,658	15,187	4,920	45,827	90,835
Total as of December 31, 2001	130,822	1,511	12,931	4,844	48,178	89,998

(a) (b) Subsidiary and jointly controlled companies, respectively, through the direct subsidiary Conepar – Companhia Nordeste de Participações.

Continuation of Note 19

	LIABILITIES				
	Current			Non Current	
	Suppliers	Notes Payable	Loans	Suppliers	Loans
Subsidiaries:					
Copene Monômeros Especiais S.A.	-		-	-	52,789
Tegal Terminal de Gases Ltda.	116		-	-	-
CPN Distribuídora de Combustíveis Ltda.	-		-	-	986
Proppet Overseas				-	12
Polialden – Petriquimica S/A.	-	3,273	-	-	-
Jointly Controlled:					
Norcell S.A. and subsidiary	-	1,830	-	-	43,456
Cetrel S.A. Empresa de Proteção Ambiental	12		-	-	-
Related Parties:					
Trikem S.A.	68		-	-	-
Petrobras Petróleo Brasileiro S.A.	77,239		-	26,066	-
Petrobras Distribuidora S.A.	2,399		-	9,509	-
Nitrocarbono S.A.	6		-	-	-
Total as of March 31, 2002	79,840	5,103	-	35,575	97,243
Total as of December 31, 2001	100,792	1,830	145,211	33,409	55,070

The Company guarantees certain operations of its subsidiaries and affiliate. These guarantees, as of March 31, 2002 and December 31, 2001 amounted to R$14,416 e R$16,296, respectively.

Loans receivable:

CPN INC. – Related to the intercompany loan between the companies bearing interest of 2.5% per year, plus currency exchange variation.

Petrobras - Petróleo Brasileiro S.A.—Loan between the companies bearing interest based on the TJLP plus 2% per year.

Petroflex - Indústria e Comércio S.A.—Related to Commercial Papers issued by and sold to Copene bearing interest of 110% of the – CDI rate.

Non Current liabilities:

Loans – Loan between the companies monetarily restated based on the Referential Fiscal Unit (UFIR) variation.

Suppliers – Related to loan of raw materials (naphtha and fuel oil) between Petrobras Petróleo Brasileiro S.A., Petrobras Distribuidora S.A. and Copene. The balance is restated based on the variation of these products' prices.

TRANSACTION WITH SUBSIDIARY, JOINTLY CONTROLLED, AFFILIATEDAND RELATED COMPANIES

	Sale of petrochemicals and utilities	Purchase of materials and services	Financial income and monetary variation	Financial expenses and monetary variation
Subsidiaries:				
Copene Monômeros Especiais S.A.	6,617	529	-	-
Tegal Terminal de Gases Ltda.	-	1,478	-	-
CPN Incorporated Ltd.	34,221	-	(132)	-
Polialden Petroquímica do Nordeste S.A.	39,364	-	7	-
Proppet Overseas Ltd.	-	-	(55)	
Conepar Companhia Nordeste de Participações	-	-	-	-
Jointly Controlled:				
Cetrel S.A. Empresa de Proteção Ambiental	19	1,451	-	-
Politeno Indústria e Comércio S.A.	94,243	-	-	-
Affiliate:				
Petroflex Indústria e Comércio S.A.	29,382	-	1.024	-
Related Parties:				
Ciquine Companhia Petroquímica do Nordeste S.A.	32,270	-	-	-
Trikem S.A.	64,464	498	3.093	-
EDN Estireno do Nordeste S.A.	25,689	-	-	-
Polibrasil S.A. Indústria e Comércio	55,022	-	-	-
Isopol Petroquimica S.A.	12,406	-	-	-
Petrobras Petróleo Brasileiro S.A.	6,967	340,573	640	1,476
OPP Polietileno S.A.	47,187	-	-	-
Oxiteno do Nordeste S.A.	42,420	-	-	-
Petrobras Distribuidora S.A.	633	13,327	-	690
Nitrocarbono S.A.	18,950	182	-	149
Pronor Petroquímica S.A.				502
CBP - Companhia Brasileira de Poliuretanos				81
Odebrecht Química S.A.				431
Total as of March 31, 2002	509,854	358,038	4,577	3,329
Total as of March 31, 2001	669,436	728,904	4,515	(723)

All trade transactions with related parties (sales of petrochemicals and utilities and purchases of raw material) are conducted under the same commercial conditions as those conducted with companies that are not related parties.

The ethylene price results from the practice of margin sharing with the second generation companies. This practice consists of sharing the gross margin proportionally to the return on investments. The prices for the other products are defined based on many market factors, including international factors.

The price of naphtha, Copene's main raw material supplied by Petrobras, is negotiated between Petrobras and the first generation petrochemical companies, using the European market as a reference. Copene is also directly importing naphtha, corresponding to 30% of the total consumed volume. The price reference is the international market price (ARA).

The sales have a 15-day average collecting period. Up to the 14th day the sales are considered as cash sales, and no financial changes are incurred. From the 15th day, the balances start bearing interest of 2% per month.

The financial income and expenses, including monetary variations, are recorded based on contractual conditions.

A) SUMARY OF PETROCHEMICAL MARKET PERFORMANCE

The first quarter was affected by the seasonal decrease in the first two months of the year due to many holidays and collective vacations, but the month of March reflected more optimistic perspectives for the petrochemical sector.

Prices in the world market are increasing due to the replenishment of inventories, increased demand in the USA and reductions in product supply caused by planned and unplanned maintenance shutdowns of several crackers' plants.

Concerning the domestic market, sectors such as packaging, textile and audio and video electronic equipment are recovering more quickly than expected by the producers.

At the beginning of March, Copene performed its scheduled plant shutdown for maintenance and update (*revamp*) of its ethylene plant I. This update will make it possible to increase ethylene production by 80 thousand tons per year and provide safer and more modern plant control systems to the plant. This shutdown for maintenance, expected to be finished at the end of April, restricted the quantities of petrochemical products available for sale, affecting not only domestic sales but also direct exports. As a positive consequence, it is expected that domestic resins inventories will return to more normal levels, which have been at high levels, reflected in the current low prices.

At the same time, the petrochemical sector is greatly concerned about the increase in the price of naphtha, which has been pressured by the recent increase in oil prices and the threat of further complications caused by conflicts in the Middle East.

B) THE COMPANY'S PERFORMANCE – FROM JANUARY TO MARCH OF 2002

The Company reported a net loss of R$45.6 million for the first quarter of 2002, as compared to net income of R$2.6 million reported in the same period of 2001. The performance for the first quarter of 2002 reflects the negative effects of the gross margin decrease and the significant increase in indebtedness. In addition, the Company started to recognize monthly amortization R$9.5 million related to the goodwill from the acquisition of the ESAE Assets in September 2001 (see Note 17 (a) and (b) to the financial statements)

The gross profit for the first quarter of 2002 totaled R$78.7 million, as compared to R$111.3 million in the same period of 2001, mainly due to the decrease in sales volume of basic petrochemical products caused by the scheduled maintenance shutdown of ethylene plant I beginning on March 1 and expected to be finished at the end of April.

Concerning the trading performance, the sales of basic petrochemical products were 26% lower in the first quarter of 2002 if compared with the same period of 2001, as a consequence of the lower volume produced and available for sale due to the maintenance shutdown. Another reason that impacted the sales decrease was the deviation of production efforts to the production of automotive gasoline. The volume of gasoline sold totaled 69.9 thousands m^3, representing an increase of 17% if compared to the same period of 2001.

Petrochemical Production and Sale

	Production (1,000 t)			**Sales (1,000 t)**		
	Jan-Mar			**Jan-Mar**		
	2002	**2001**	**Var. (%)**	**2002**	**2001**	**Var. (%)**
Ethylene	225	285	**(21.1)**	228	281	**(18.9)**
Propene	103	134	**(23.1)**	106	128	**(17.2)**
Butadiene	27	39	**(30.8)**	32	37	**(13.5)**
Para-xylene	59	31	**90.3**	4	40	**(90.0)**
Benzene	42	77	**(45.5)**	52	75	**(30.7)**
MTBE	20	24	**(16.7)**	19	31	**(38.7)**
Other	79	164	**(51.8)**	104	145	**(28.3)**
Total Petrochemicals	**555**	**754**	**(26.4)**	**545**	**737**	**(26.1)**
PET	14	-	-	14	-	-
DMT	18	-	-	4	-	-
Total Polyester	**32**	**-**	**-**	**18**	**-**	**-**
Automotive Gasoline (m^3)	**68,422**	**63,433**	**7.86**	**69,892**	**59,637**	**17.20**

The operational cash flow (EBITDA) totaled R$123 million during the first three months of 2002, 10% higher than the amount in the same period of 2001. This performance reflects the positive effect of R$45.2 million, recognized as Other Operating Income (Expenses), related to the gain of a PIS tax credit due to Decree-Laws 2,445 and 2,449/88 (see Note 5 to the financial statements).

The financial expenses, net totaled R$73.9 million in the first quarter of 2002, as compared to R$78.1 million in the first quarter of 2001. Although the indebtedness in the current year is higher, the US dollar exchange variation did not cause as significant of an impact as in the prior year. From January to March of 2002 the US dollar exchange variation reached only 0.14%, as compared to 10.6% in the same period of 2001.

The non-operating expenses include provisions for probable losses on investments which total R$43.6 million. R$25 million of this amount refer to the investment in Norcell (see Note 18 to the financial statements).

At the end of March 202 the total gross debt reached R$2,967.5 million, as compared to R$1,396.4 million at the end of March 2001. This increase is mainly caused by the acquisition of Nova Camaçari, Proppet and Intercapital in the context of the ESAE Assets auction. The debt composition by underlying index is 56% US dollar, 21% CDI and 8% to the inflation index IGPM. All debt indexed to the US dollar is protected against currency exchange variation effects (72% are linked to exports and the rest protected through swap agreements and other financial assets).

The net debt totaled R$2,706.8 million at the end of the first quarter of 2002, compared to R$654.6 million at the end of the same period of 2001 and R$2,613.0 million in December 2001. This increase was caused not only by the acquisitions aforementioned, but also for the following factors: US dollar exchange rate increase of 7.5% in the last twelve months, decrease in the operating income and significant investments, principally in the increase of the production and logistical capacity.

COPENE - PETROQUÍMICA DO NORDESTE S.A.

BALANCE SHEETS AS OF MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

A S S E T S

	Consolidated	
	March 31, 2002	December 31, 2001
	(unaudited)	
CURRENT ASSETS:		
Cash and banks	53,312	13,326
Temporary cash investment	44,914	6,605
Notes and marketable securities	203,766	344,553
Trade accounts receivable	266,416	286,274
Notes receivable	15,187	12,931
Subsidiaries	4,940	197
Inventories	282,993	293,174
Recoverable taxes	189,544	223,280
Other receivables	28,518	31,966
Total current assets	1,089,590	1,212,306
NONCURRENT ASSETS:		
Notes and marketable securities	-	34,779
Notes receivable	90,835	89,998
Related parties	49,912	48,336
Judicial deposits	22,897	21,674
Recoverable taxes	120,326	62,486
Deferred income tax	98,131	81,919
Advance for capital increase	2,419	2,504
Other	2,941	3,197
Total noncurrent assets	387,461	344,893
PERMANENT ASSETS:		
Investments-		
Subsidiaries	18,470	18,149
Jointly controlled entities	-	-
	18,470	18,149
Other	67,013	96,022
Total	85,483	114,171
Property, plant and equipment	2,384,012	2,397,189
Deferred charges	1,454,351	1,462,213
Total permanent assets	3,923,846	3,973,573
Total assets	5,400,897	5,530,772

The accompanying condensed notes are an integral part of these financial statements.

COPENE - PETROQUÍMICA DO NORDESTE S.A.

BALANCE SHEETS AS OF MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Consolidated	
	March 31, 2002 (unaudited)	December 31, 2001
CURRENT LIABILITIES:		
Suppliers	136,984	176,425
Bank loans	603,628	416,082
Debentures	13,253	26,238
Taxes payable	118,370	120,637
Dividends	29,171	24,100
Related parties	-	145,314
Other payable	38,644	44,952
Total current liabilities	940,050	953,748
LONG-TERM LIABILITIES:		
Bank loans	1,221,267	1,279,545
Foreign notes payable	348,540	348,060
Debentures	468,350	473,636
Related parties	5,426	1,054
Pension Plan	53,753	53,753
Advance for capital increase	13,392	13,447
Other	41,159	40,208
Total long-term liabilities	2,151,887	2,209,703
DEFERRED INCOME	15,496	16,445
MINORITY INTEREST	221,462	225,538
SHAREHOLDERS' EQUITY:		
Updated capital	1,203,921	1,203,921
Capital reserves	715,086	715,086
Income reserves	97,684	97,684
Retained earnings	55,311	108,647
Total shareholders' equity	2,072,002	2,125,338
Total liabilities and shareholders' equity	5,400,897	5,530,772

The accompanying condensed notes are an integral part of these financial statements.

COPENE - PETROQUÍMICA DO NORDESTE S.A.

STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001

(In thousands of Brazilian reais)

(unaudited)

	Consolidated	
	January 1, 2002 to March 31, 2002	January 1, 2001 to March 31, 2001
GROSS SALES	867,553	988,451
DEDUCTIONS FROM SALES	(217,101)	(206,000)
Net sales	650,452	782,451
COST OF SALES	(547,762)	(668,620)
Gross profit	102,690	113,831
OPERATING (EXPENSES) INCOME:		
Selling	(20,328)	(12,707)
General and administrative	(23,231)	(16,975)
Financial expenses	(87,022)	(133,659)
Financial income	18,550	56,930
Other operating income (expenses) - net	34,861	(4,287)
Total	(77,170)	(110,698)
EQUITY IN INCOME OF SUBSIDIARIES AND AFFILIATES	(174)	62
INCOME FROM OPERATIONS	25,346	3,195
NONOPERATING (INCOME) EXPENSES, NET	(86,288)	(101)
INCOME (LOSS) BEFORE INCOME TAX	(60,942)	3,094
BENEFIT (PROVISION) FOR INCOME TAX:		
Provision for income tax and social contribution	(4,594)	(1,000)
Deferred income tax	19,567	325
Total benefit (provision) for income tax	14,973	(675)
MINORITY INTEREST	339	217
Net income (loss)	(45,630)	2,636
NUMBER OF OUTSTANDING SHARES (THOUSANDS)	1,737,796	1,737,796
NET INCOME (LOSS) PER THOUSAND SHARES	(0.02626)	0.00152

The accompanying condensed notes are an integral part of these financial statements.

The most significant comments are related to the parent company and therefore are described in its quarterly performance information included herein. Nevertheless, we present below the most significant aspects related to the quarterly performance of the subsidiary Polialden Petroquímica S/A and jointly controlled investee Politeno Indústria e Comércio S/A:

POLIALDEN

The trading scenario was more difficult from January to March 2002 due to the higher supply of imported products in the market, principally from Argentina. As a consequence, the price of polyethylene decreased by approximately 15%.

The Company ended the first quarter of 2002 with a net loss of R$219 thousand, as compared to net income of R$6,142 thousand in the same period of 2001. The company's performance was affected by the reduction in operating income reduction and the disposal and sale of unrealizable assets which generated non-operating expense of R$ 10 million.

Concerning the operational performance, in addition to the price reduction, the volume of sales decreased. The volume for the first quarter of 2002 totaled 31.4 thousand tons of polyethylene, as compared to 35.3 thousand tons in the same period of 2001. This production reduction was caused by the scheduled maintenance shutdown of the plant beginning on March 15 and expected to be completed in 30 days. Therefore, the production from January to March of 2002 totaled 28.8 thousand tons, as compared to 33.3 thousand tons produced in the same period of 2001.

POLITENO

The trading scenario was more difficult from January to March 2002 due to the higher supply of imported products in the market, principally from Argentina. As a consequence, the price of polyethylene price decreased by approximately 15%.

The production of PEBD, PEMD, PELBD, PELMD and PEAD polyethylene products and Ethylene and Vinyl Acetate (EVA) copolymers in the first quarter of 2002 totaled 72,054 tons, which was 13% lower than the 83,093 tons produced in the same period of 2001.

The production reduction was caused by the scheduled maintenance shutdown of all plants in the first quarter of 2002. These events reduced the production by 14 thousand tons.

The sales totaled 78,985 tons of resins in this quarter, 2% lower than the 80,994 tons sold in the same period of 2001.

For the quarter, the Company reported net income of R$13,708 thousand, a performance 8% lower than reported net income of R$14,933 thousand in the same period of 2001.

The main reason for the net income decrease was the negative result of equity in the results of investees of R$1,614 thousand reported in the first quarter of 2002, as compared to a positive result of equity of R$ 577 thousand for the same period of 2001.

* * * * * * *